FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August, 2004

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

        On August 27, 2004, AudioCodes Ltd. (the “Company”) published in newspapers in Israel a notice that it shall hold an Annual General Meeting of its shareholders on September 23, 2004 and that the record date for such meeting is August 29, 2004. A translation into English of the original notice, which was published in Hebrew, is attached hereto as Exhibit 1.

        The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Translation into English of original notice, published in Hebrew, of the Annual General Meeting of the shareholders of the Company.

        The information set forth in the first paragraph above and the translation attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. (Registrant) BY: /S/ Nachum Falek —————————————— Nachum Falek Chief Financial Officer and Vice President Finance

Dated:August 27, 2004

EXHIBIT INDEX

Exhibit No.	Description

1.	Translation into English of original notice, published in Hebrew, of the Annual General meeting of the shareholders of the Company.

Exhibit 1

[Translation of an advertisement that was published in two Israeli daily newspapers in the Hebrew language]

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 23, 2004

To Our Shareholders:

        Notice is hereby given that the Annual General Meeting of Shareholders (the "Meeting") of AudioCodes Ltd. (the "Company"), will be held on Thursday, September 23, 2004 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City Lod 70151, Israel, for the following purposes: (1) To elect Dana Gross as a Class I director to serve until the 2007 Annual General Meeting of Shareholders, or until her successor is elected; (2) To ratify the appointment of the "Company" s independent auditors for 2004 and to authorize the compensation of the auditors; and (3) To ratify an option grant to the Company`s Chairman of the Board, President and Chief Executive Officer.

        Required Approval
        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of all the proposals listed above. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        Shareholders Entitled to Vote
        Shareholders of record at the close of business on August 29, 2004 will be entitled to vote at the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

        Quorum
        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum.

        Proxy Statement and Form of Proxy
        A proxy statement containing more detailed information regarding the matters to be considered at the Meeting will be mailed to shareholders on or about September 2, 2004. Copies of the proxy statement will be available for inspection at the principal offices of the Company at the address that appears above, from Sunday through Thursday, by prior arrangement to be made by telephoning the Company at +972-3-976-4000.

AudioCodes Ltd.